02057589

PE 8-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
SEP 11 2002
WASH, D.C. 161 SECTION

For the month of August 2002

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue
Windsor, Ontario
Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ______

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC.

September 9, 2002

BY: ______________________
Jack C. Tough
Vice President & CFO

Item List

1. Information Release - Anchor Lamina Inc. Reports it has Resolved May 2002 Covenant Violation.

Information Release

Anchor Lamina Inc. Reports it has Resolved May 2002 Covenant Violation

Mississauga, Canada - September 9, 2002 - Anchor Lamina Inc., in its Report to Bondholders issued on July 11, 2002 for the quarter ended May 31, 2002, reported that it was in violation of certain bank covenants and that, as long as it was in violation of these covenants, access to the unused line of credit was subject to the rights of the lenders in accordance with the bank credit agreement. Effective August 1, 2002, the Company negotiated revised covenants under its bank credit agreement and is now in compliance with that agreement. Access to the unused line of credit is not restricted. The interest payment (Cdn $4.4 million) on the subordinated notes payable was paid on August 1, 2002, as scheduled.